Exhibit 99.2

FINANCIAL STATEMENTS

Consolidated audited financial statements

For the years ended December 31, 2025 and 2024

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nouveau Monde Graphite Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nouveau Monde Graphite Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit and requires additional financing in order to fund its development and acquisition activities and has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

1250 René-Lévesque Boulevard West, Suite 2500

Montréal, Quebec, Canada H3B 4Y1

T.: +1 514 205 5000, F.: +1 514 876 1502

Fax to mail: ca_montreal_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada

March 25, 2026

We have served as the Company’s auditor since 2017.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at December 31, 2025	As at December 31, 2024
ASSETS
CURRENT
Cash and cash equivalents	6	73,940	106,296
Grants receivable and other current assets	11	518	1,010
Restricted cash and deposits		620	3,000
Sales taxes receivable		928	1,656
Tax credits receivable		1,860	515
Prepaid expenses		1,586	1,529
Total current assets		79,452	114,006

NON-CURRENT
Tax credits receivable		7,514	10,247
Investment - Listed shares	7	450	325
Property, plant and equipment	8	85,426	77,666
Right-of-use assets	9	1,552	1,505
Deposits		50	351
Total non-current assets		94,992	90,094
Total assets		174,444	204,100

LIABILITIES
CURRENT
Accounts payable and other	10	10,482	13,642
Deferred grants	11	185	785
Convertible notes	14	16,948	16,240
Derivative warrant liability	15	62,957	15,589
Current portion of lease liabilities	12	569	470
Current portion of borrowings	13	265	250
Total current liabilities		91,406	46,976

NON-CURRENT
Asset retirement obligation	16	1,584	1,463
Lease liabilities	12	1,107	1,240
Borrowings	13	499	764
Total non-current liabilities		3,190	3,467
Total liabilities		94,596	50,443

EQUITY
Share capital	17	436,475	411,240
Other reserves	14	5,357	3,680
Contributed surplus and warrants		37,065	32,609
Deficit		(399,049)	(293,872)
Total equity		79,848	153,657
Total liabilities and equity		174,444	204,100
Going Concern	1
Commitments	28
Subsequent events	29

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Paola Farnesi – “Director”

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the years ended
		December 31, 2025	December 31, 2024
	Notes	$	$
EXPENSES
Mining projects expenses	18	7,950	25,054
Battery Material Plant project expenses	19	25,067	37,111
General and administrative expenses	20	26,669	24,117
Operating loss		59,686	86,282
Net financial costs (income)	21	45,091	(13,397)
Loss before tax		104,777	72,885
Income tax		400	400
Net loss and comprehensive loss		105,177	73,285

Basic and diluted loss per share		0.68	0.71
Weighted average number of shares outstanding		154,028,152	103,131,374

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars, except per share amount)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the Year ended December 31, 2025
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2025		152,261,189	411,240	32,609	3,680	(293,872)	153,657
Shares issued from offering	17.1	8,333,334	27,563	—	—	—	27,563
Options exercised	17.2	167,016	436	(472)	—		(36)
Share-based compensation		—	—	4,928	—	—	4,928
Settlement of interest on Convertible Notes	14	—	—	—	1,677	—	1,677
Share issue costs	17.1	—	(2,764)	—	—	—	(2,764)
Net loss and comprehensive loss		—	—	—	—	(105,177)	(105,177)
Balance as at December 31, 2025		160,761,539	436,475	37,065	5,357	(399,049)	79,848

				Contributed	For the year ended December 31, 2024
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2024		60,903,898	238,823	28,502	7,692	(220,587)	54,430
Shares issued - Lac Guéret Property acquisition	18	6,208,210	18,625	—	—	—	18,625
Shares issued from Private Placement	15	83,432,538	150,281	—	—	—	150,281
Options exercised	17.2	137,500	507	(184)	—		323
Share-based compensation		—	—	4,291	—	—	4,291
Settlement of interest on Convertible Notes	14	1,579,043	6,417	—	(4,012)	—	2,405
Share issue costs		—	(3,413)	—	—	—	(3,413)
Net loss and comprehensive loss		—	—	—	—	(73,285)	(73,285)
Balance as at December 31, 2024		152,261,189	411,240	32,609	3,680	(293,872)	153,657

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flows

(Amounts expressed in thousands of Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Year Ended
		December 31, 2025	December 31, 2024
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(105,177)	(73,285)
Adjustments for non-cash items:
Depreciation and amortization		7,343	9,093
Change in fair value - Listed shares	7	(125)	750
Change in fair value - Derivative warrant liability	15	64,723	(24,900)
Gain on Derivative warrant liability settlement	15	(16,151)	—
Change in fair value - Embedded derivatives	14	(286)	—
Interest and accretion - Convertible notes	14	1,353	4,041
Loss on convertible notes settlement	14	—	7,548
Lac Guéret Property acquisition	18	—	18,625
Unrealized foreign exchange loss (gain)		(1,540)	2,598
Loss on write-off/disposal of property, plant and equipment	8	145	1,134
Share-based compensation	17.2	4,290	3,930
Other accretions included within financial costs		96	18
Net change in working capital	23	3,158	(1,505)
Cash flows used in operating activities		(42,171)	(51,953)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	8-23	(13,678)	(14,055)
Cash flows used in investing activities		(13,678)	(14,055)

FINANCING ACTIVITIES
Proceeds from private placements	17.1	—	139,065
Proceeds from offering	17.1	27,563	—
Repayment of borrowings	13	(250)	(744)
Repayment of lease liabilities	12	(627)	(457)
Proceeds from the exercise of stock options	17.2	119	323
Share issue costs		(2,798)	(2,724)
Cash flows from financing activities		24,007	135,463

Effect of exchange rate changes on cash		(514)	509

Net change in cash and cash equivalents		(32,356)	69,964
Cash and cash equivalents at the beginning of the period		106,296	36,332
Cash and cash equivalents at the end of the period		73,940	106,296
Non-cash investing and financing activities	23

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing carbon-neutral advanced graphite materials.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”). The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the year ended December 31, 2025, the Company reported a net loss after tax of $105.2 million and cash outflows from operating activities of $42.2 million and had an accumulated deficit of $399.0 million as December 31, 2025. The Company has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing, and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards, as published by the IASB.

The accounting policies set out in note 3 were consistently applied to all years presented in these consolidated financial statements unless as otherwise stated.

The consolidated financial statements for the year ended December 31, 2025 were approved and authorized for publication by the Board of Directors on March 25, 2026.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.MATERIAL ACCOUNTING POLICIES

3.1	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Subsidiaries

On June 20, 2025, NMG Bécancour Inc. and NMG Matawinie Inc. were incorporated.

Information on the Company’s subsidiaries as at December 31, 2025, all of which are wholly-owned, is as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate	Canada	2017
Nouveau Monde Europe LTD	Trading	England and Wales	2020
NMG Bécancour Inc.	Active anode material operations	Canada	2025
NMG Matawinie Inc.	Mining of natural flake graphite	Canada	2025

3.2	FUNCTIONAL AND REPORTING CURRENCY

The group’s consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and its subsidiaries and the presentation currency.

Transactions in foreign currencies are initially recorded at their functional currency spot rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. All differences are taken to the statement of loss and comprehensive loss.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.

3.3	TAX CREDITS RECEIVABLE

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred, duties for losses under the Mining Tax Act (Quebec), including the provincial Critical and Strategic Mineral Development provincial tax credit, and qualified research and development expenditures tax credits. In accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, the tax credits are recognized as a reduction of the costs incurred based on estimates made by management. The Company records these tax credits when there is reasonable assurance that the credits will be received and that the Company will continue to comply with the conditions associated with them.

3.4	GRANTS RECEIVABLE

The Company periodically receives government assistance in the form of grants from different incentive programs. These grants are recognized initially when there is a reasonable assurance that they will be received and when the Company has intentions to comply with the conditions associated with the grant. The financial aid received for expenditures incurred is recognized against these expenditures on a systematic basis and in the same accounting period in which the expenditures are incurred.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

3.5	PROPERTY PLANT AND EQUIPMENT

Property, plant and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and depreciated on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	10-25 years
Equipment	2-15 years
Furniture and other IT equipment	3-7 years
Mining Infrastructure	Life of Mine (LOM)
Rolling Stock	5 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

Borrowing Costs

Borrowing costs attributable to the acquisition, development or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets, until such time as the assets are substantially ready for their intended use. Interests on long-term debt are capitalized in assets under construction until substantially all the activities necessary to prepare the asset for its intended use are complete. Otherwise, borrowing costs are expensed as incurred in the statement of loss and comprehensive loss. The Company capitalized borrowing costs related to the development and construction of the Matawinie Mine project in the Mine under Construction asset category.

3.6	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are costs incurred during the initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

All expenditures relating to exploration and evaluation are expensed as incurred in the consolidated statement of loss and comprehensive loss under Mining projects expenses until the property reaches the development stage. Costs related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, mining claims, exploration drilling, trenching, sampling, research and development costs specific to a mining project and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are expensed on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

When the technical feasibility and commercial viability of extracting a mineral resource will be demonstrable for the Uatnan Mining projet, exploration and evaluation expenses will be recorded as property and equipment under Mining assets under construction.

3.7	INCOME TAXES

Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity.

̶Current Taxes

The Company currently does not generate income, therefore does not incur tax expenses. The current tax expense relates to a benefit-sharing agreement with Saint-Michel-des-Saints (refer to note 28 - commitments).

3.8	EQUITY

̶Share Capital & Other Reserves

Share capital represents the amount received at the issuance of shares, less issuance costs, net of any underlying tax benefit from these issuance costs. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Other reserves relate to shares to be issued in relation to the settlement of interest due on the Convertible notes (Note 14)

̶Contributed Surplus and Warrants

Contributed surplus includes charges related to share options not exercised and amounts attributable to expired warrants.

3.9	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include convertible notes, options, and warrants. Dilutive potential common shares arising from option type instruments shall be deemed to have been exercised at the beginning of the period or, if later, at the date of issue of the potential common shares and the proceeds from their exercise used to repurchase common shares at the average market price. The if-converted method is used for the convertible notes.

3.10	PROVISION FOR ASSET RETIREMENT OBLIGATION

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

i)	The Company has a present legal or constructive obligation as a result of past events;
ii)	It is probable that an outflow of resources will be required to settle the obligation;
iii)	The amount can be reliably estimated.

The provision is measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

3.11	SHARE-BASED PAYMENTS

Omnibus Equity Incentive Plan – Stock Options

The Company offers a stock option plan for eligible directors, officers, employees and consultants. The fair value of stock options for each vesting period is determined using the Black-Scholes option pricing model and is recorded as an increase to stock-based compensation and contributed surplus over the vesting period, based on the best available estimate of the number of share options expected to vest. Upon the exercise of stock options, the proceeds received by the Company and the related contributed surplus are recorded as an increase to share capital. In the event that vested stock options expire, previously recognized share-based compensation is not reversed. In the event that stock options are forfeited, previously recognized share-based compensation associated with the unvested portion of the stock options forfeited is reversed.

Other awards

As part of the omnibus equity incentive plan (“Omnibus Equity Incentive Plan”), the Company can offer performance share unit (“PSU”) awards, restricted share unit (“RSU”) awards and deferred share unit (“DSU”) awards. Equity-settled share-based payments are measured at fair value and the awards expected to vest are accrued on a straight-line basis over the vesting period with a corresponding increase in contributed surplus. The grant date fair value of equity-settled share-based awards is determined using the share price of the Company on the TSX at the grant date.

Equity-settled share-based payments are either recognized as expenses in the statement of loss and comprehensive loss with a corresponding credit to Contributed surplus, in equity or capitalized under assets in construction.

3.12	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument and are measured at fair value on initial recognition. The subsequent measurement of financial assets and financial liabilities depends on the classification of the financial instrument.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Financial assets are derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when the obligation specified in the contract is discharged or cancelled or expires.

̶	Financial Assets

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit of loss (“FVTPL”), then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets in the following measurement categories:

̶	measured subsequently at amortized cost; or
̶	measured subsequently at fair value through other comprehensive loss (“FVTOCL”) or FVTPL.
i)Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

̶	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
ii)Financial assets measured at fair value

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVTOCL.

A financial asset shall be measured at FVTOCL if both of the following conditions are met:

̶	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
̶	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in debt instruments, this will thus depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for equity investment at FVTOCL, in which case, gains and losses will never be reclassified to net loss, and no impairment may be recognized in net loss. Dividends earned from such investments are recognized in net loss unless the dividend clearly represents a repayment of part of the cost of the investment.

̶	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at FVTPL. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Financial Instruments – Fair Value

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

̶	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
̶	Level 2: Valuation techniques use significant observable inputs, directly or indirectly, or valuations are based on quoted prices for similar instruments; and
̶	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Compound instruments

The common shares and the share purchase warrants issued by the Company are considered a compound financial instrument (refer to note 15). The share purchase warrants are classified as a derivative financial liability as the warrants are issued in a different currency than the Company’s functional currency. The principle known as “fixed for fixed” criterion under IFRS Accounting Standards requires that a fixed amount of cash or another financial asset (in this case, the exercise of the share purchase warrants) be exchanged for a fixed number of equity instruments.

Derivative warrant liabilities are financial liabilities recorded at fair value. As at the issuance date, the liability component (derivative warrant liability) of the compound instrument was established by using the Black-Scholes pricing model, and the residual amount, net of the issuance cost, was allocated to the equity component of the financial instrument. The derivative warrant liability is remeasured at the end of each reporting period with subsequent changes in fair value recorded in the consolidated statement of loss and comprehensive loss. At each reporting period, the fair value of the liability related to warrants is determined using the Black-Scholes pricing model, which uses significant input that is not based on observable market data, hence the classification as Level 3 in the fair value hierarchy.

Convertible Notes

The conversion feature (which includes shares and warrants) and the prepayment feature of convertible notes issued to investors (see note 14) are considered embedded derivatives because their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contract (the loan without the conversion feature and the prepayment feature). Therefore, the Company separates the embedded derivatives from the host contract and accounts for each element separately.

The conversion feature is classified as a derivative financial liability as the loan is denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company's functional currency) and is convertible into both shares and warrants. The conversion feature and the prepayment feature are measured as a single compound embedded derivative since they relate to common risks and depend on each other. The embedded derivative is initially recognized at its fair value at the date of issuance. The host contract is initially recognized as the difference between total consideration received for the convertible loans less the fair value of the embedded derivative.

If, after considering the terms of the transaction, the Company determines that the fair value of a financial instrument at initial recognition differs from the transaction price, the difference is recognized in the statement of loss and comprehensive loss only if fair value is evidenced by quoted prices or based on a valuation technique that uses only data from observable markets. In all other cases, the difference is deferred and recognized systematically to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Any subsequent measurement of the instrument excludes the balance of the deferred amount.

Transaction costs directly attributable to the issuance of convertible loans with embedded derivatives are allocated to the host contract and deducted from its initial recognition amount.

The Company’s financial instruments consist of the following:

FINANCIAL ASSETS	CLASSIFICATION
Cash and cash equivalents	Amortized cost
Other receivables (excluding grants)	Amortized cost
Restricted cash and deposits	Amortized cost
Investment in listed shares	Fair value through profit or loss

FINANCIAL LIABILITIES	CLASSIFICATION
Accounts payable and accrued liabilities	Amortized cost
Borrowings	Amortized cost
Convertible Notes (debt host)	Amortized cost
Convertible Notes (embedded derivatives)	Fair value through profit or loss
Derivative warrant liability	Fair value through profit or loss

3.13CONTINGENT PAYMENTS

The Company has an additional consideration in connection with the Asset purchase agreement of the Lac Guéret Property which the Company shall pay to Mason Resources Inc. (“Mason”) following the declaration of commercial production of the Uatnan project. The Company has

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

elected not to record payments contingent on future events on day 1 and, therefore, no liability is recognized. The variable payment will be recorded once commercial production of the Uatnan project will occur.

3.14	SEGMENT DISCLOSURE

The Company currently operates in two segments: the Mining projects (which includes the Matawinie Mine project and the Uatnan Mining Project) and the Battery Material Plant project. The business segments presented reflect the management structure of the Company and the way in which the Company’s chief operating decision maker reviews business performance. The Mining projects and Battery Material Plant project were identified as separate segments due to their specific nature.

The measure of profit or loss for each segment corresponds to the amounts reported for Mining projects expenses and Battery Material Plant project expenses, respectively, in the consolidated statement of loss and comprehensive loss. All the Company’s activities are conducted in Quebec, Canada.

4.ACCOUNTING STANDARDS ADOPTED AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

4.1NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:

●	Introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
●	Disclosure about management performance measures;
●	Adding new principles for aggregation and disaggregation of information;
●	Requiring the cash flow statement to start with operating profit; and
●	Remove the accounting policy choice for presentation of dividend and interest.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Amendments to IFRS 7 Financial instruments: disclosures and IFRS 9 Financial instruments

In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments to IFRS 9 clarify de-recognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

5.ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for Asset Retirement Obligation

The Company’s exploration activities are subject to several environmental protection laws and regulations. The Company accounts for management’s best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

Share-Based Payments

The Company uses the Black-Scholes option pricing model in determining the fair value of stock options, which requires a number of assumptions to be made, including the risk-free interest rate, expected life, forfeiture rate and expected share price volatility. The Company has share options with performance conditions that are not market conditions, which require an estimate to determine whether those conditions will be satisfied.

Tax Credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based on its best estimate and judgment at the reporting date. However, there are uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenditures as well as regarding amount and timing of recovery of these tax credits.

To determine whether the expenditures it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received because of the tax administrations’ review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for Exploration and evaluation expenditures in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Fair Value of Embedded Derivatives

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a valuation model and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Details of the valuation model used for determining the fair value of the embedded derivatives of the Convertible Notes and the assumptions used by management are disclosed in note 14.

Fair Value of the Derivative warrant liability

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company used the Black-Scholes option pricing model in determining the fair value of the derivative warrant liability which requires a number of assumptions to be made, including the volatility, the risk-free interest rate and the expected life. The Company uses its judgment to make assumptions that are mainly based on market conditions existing at the end of each reporting period. Details of the valuation model used for determining the fair value of the warrants and the assumptions used by management are disclosed in note 15.

6.CASH AND CASH EQUIVALENTS

As at December 31, 2025, cash and cash equivalents totalling $73,940 ($106,296 in 2024) consisted of cash in bank and short-term deposits. As at December 31, 2025, the Company’s cash in bank balance is comprised of $4,388 and $19,650 U.S. dollars ($26,932). The balance of short-term deposits is comprised of $42,620.

7.INVESTMENTS – LISTED SHARES

As at December 31, 2025, investments in listed shares are composed of an equity-investment in Mason. On July 20, 2022, the Company subscribed for 5 million common shares of Mason for a total of $2,500. The price paid to acquire the Mason shares was $0.50 per share, equivalent to the Volume-Weighted Average Price (“VWAP”) of Mason shares on the TSXV for a period of twenty trading days prior to May 15, 2022. As at December 31, 2025, Mason's stock value is $0.090 per share, resulting in a decrease in fair value of $2,050 since acquisition. For the year ended December 31, 2025, there was a increase in fair value resulting in a $125 gain presented under net financial costs in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

8.PROPERTY, PLANT AND EQUIPMENT

	For the Year ended December 31, 2025
						Furniture				Bécancour Battery
						and other IT	Mining		Mine under	Material Plant	Other assets
	Land	Buildings		Equipment		equipment	infrastructure	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$		$		$	$	$	$	$	$	$
COST
January 1, 2025	2,455	2,028		27,547		235	—	350	62,479	1,175	1,615	97,884
Additions, net of grants	—	169		(1,100)	[3]	—	115	49	13,541	44	1,884	14,702
Transfers	—	—		1,151		—	1,363	—	—	—	(2,514)	—
Write-Off/Disposals	—	(217)	[2]	(6,352)	[2]	—	—	—	—	—	(143)	(6,712)
December 31, 2025	2,455	1,980		21,246		235	1,478	399	76,020	1,219	842	105,874
ACCUMULATED DEPRECIATION
January 1, 2025	—	644		19,097		170	—	307	—	—	—	20,218
Depreciation	—	105		6,638		9	20	25	—	—	—	6,797
Write-Off/Disposals	—	(215)		(6,352)		—	—	—	—	—	—	(6,567)
December 31, 2025	—	534		19,383		179	20	332	—	—	—	20,448
Net book value as at December 31, 2025	2,455	1,446		1,863		56	1,458	67	76,020	1,219	842	85,426

	For the year ended December 31, 2024
				Furniture				Bécancour Battery
				and other IT	Mining		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	infrastructure	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$	$
COST
January 1, 2024	2,455	3,438	25,350	235	—	128	48,477	—	710	80,793
Additions, net of grants	—	—	43	—	—	—	14,002	1,175	3,059	18,279
Transfers	—	—	2,154	—	—	—	—	—	(2,154)	—
Transfer of Right-of-use assets	—	—	—	—	—	230	—	—	—	230
Write-Off/Disposals	—	(1,410)	—	—	—	(8)	—	—	—	(1,418)
December 31, 2024	2,455	2,028	27,547	235	—	350	62,479	1,175	1,615	97,884
ACCUMULATED DEPRECIATION
January 1, 2024	—	779	10,723	134	—	61	—	—	—	11,697
Depreciation	—	177	8,374	36	—	24	—	—	—	8,611
Transfer of Right-of-use assets	—	—	—	—	—	230	—	—	—	230
Write-Off/Disposals	—	(312)	—	—	—	(8)	—	—	—	(320)
December 31, 2024	—	644	19,097	170	—	307	—	—	—	20,218
Net book value as at December 31, 2024	2,455	1,384	8,450	65	—	43	62,479	1,175	1,615	77,666

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

[1]	Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.
[2]

In 2025, the Company substantially completed the decommissioning of the Phase-1 Purification Demonstration Plant. As a result, associated equipments and leasehold building improvements were written off. There was no impact on the statement of loss and comprehensive loss, since these assets had already been fully depreciated.

[3]

During the third quarter of 2025, the Company received confirmation of milestone activities and deliverables that provided reasonable assurance of eligibility for the associated grants, in accordance with IAS 20. Accordingly, the portion of the grant attributable to the coating equipment was recognized as a reduction in the carrying amount of the related asset, which explains the negative amount reported under the “Additions, net of grants” line in the Equipment asset category.

The amount of borrowing costs included in Mine under construction for the year ended December 31, 2025 is $2,122 ($2,079 for the year ended December 31, 2024). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the year ended December 31, 2025.

In August 2024, the Company exercised its buyback option to repurchase 1% of the 3% net smelter royalty (“NSR”) initially issued to Pallinghurst Graphite International Limited on August 28, 2020, for a total amount of $1,869. The NSR applies to both first transformation proceeds of the Matawinie Mine and second transformation proceeds less allowable deductions of the Battery Material Plant. Based on the anticipated NSR payments over the project lifespan, the Company split its buyback consideration of $1,869 by allocating $963 to the "Mine under construction" asset category and $906 to the "Bécancour Battery Material Plant under construction" asset category. Additionally, the Matawinie Property was also subject to a 0.2% NSR agreement, initially contracted in 2014, and transferred to Pallinghurst Bond Limited in 2023, which the Company decided to exercise its buyback option for a consideration of $200. The buyback consideration was recorded under the "Mine under construction” asset category as the royalty was only related to the Matawinie Mine proceeds.

The Company granted a hypothec to Pallinghurst Graphite International Limited on the Matawinie Mining Property, including the related mining claims, to secure the Company’s obligations under the remaining 2% NSR agreement.

In August 2024, the Company demolished several cottages within the mine site impact radius (as identified in the Environmental and Social Impact Assessment) that had been purchased in 2018-2019. The demolition resulted in a write-off of $1,098 in the consolidated statements of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

9.RIGHT-OF-USE ASSETS

The Company has lease contracts for various items of mining equipment and buildings used in its operations. Leases of rolling stocks generally have lease terms between two and five years, while buildings generally have lease terms between five and ten years.

Set below are the carrying amounts of Right-of-use assets and the movement during the years.

	Buildings	Rolling stocks	Total
	$	$	$
COST
As at January 1, 2025	3,145	39	3,184
New leases	—	512	512
End of leases	(889)	—	(889)
Remeasurement of lease	81	—	81
As at December 31, 2025	2,337	551	2,888
ACCUMULATED DEPRECIATION
As at January 1, 2025	1,675	4	1,679
Depreciation	493	53	546
End of leases	(889)	—	(889)
As at December 31, 2025	1,279	57	1,336
Net book value as at December 31, 2025	1,058	494	1,552

	Buildings	Rolling stocks	Total
	$	$	$
COST
As at January 1, 2024	3,106	71	3,177
New leases	—	41	41
End of leases	—	(73)	(73)
Remeasurement of lease	39	—	39
As at December 31, 2024	3,145	39	3,184
ACCUMULATED DEPRECIATION
As at January 1, 2024	1,241	52	1,293
Depreciation	434	25	459
End of leases	—	(73)	(73)
As at December 31, 2024	1,675	4	1,679
Net book value as at December 31, 2024	1,470	35	1,505

Included in the depreciation of Right-of-use assets for the year is $242 ($208 in 2024) that have been included under the Mining projects expenses and $216 ($162 in 2024) that have been included under the Battery Material Plant project expenses line in the consolidated statements of loss and comprehensive loss.

10.ACCOUNTS PAYABLE AND OTHERS

	December 31, 2025	December 31, 2024
	$	$
Trade payable and accrued liabilities	8,041	10,929
Wages and benefits liabilities	2,441	2,713
Accounts payable and others	10,482	13,642

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

11.GRANTS RECEIVABLE AND OTHER CURRENT ASSETS

	December 31, 2025	December 31, 2024
	$	$
Grants receivable	405	886
Deferred expenses	—	—
Other receivables	113	124
Grants receivable and other current assets	518	1,010

Grants

In August 2022, the Company completed the closing of a federally funded grant with Sustainable Development Technology Canada (“SDTC”) for a total of $5,750. This grant supported the Company in the construction and batch testing of the Coating Demonstration Plant in Saint-Michel-des-Saints. As at December 31, 2025, the balance of grants receivable related to this program is $254 (nil in 2024).

In January 2023, the Company completed the closing of a grant agreement with Transition énergétique Québec (“TEQ”) for a total of $3,000. This grant supported the Company in the construction and batch testing of the Coating Demonstration Plant in Saint-Michel-des-Saints. As at December 31, 2025, the balance of grants receivable related to this program is nil (nil in 2024), as the company has a deferred grant position of $185 ($33 in 2024) for this program.

In June 2024, the Company completed the closing of a grant agreement with the Consortium de recherche et d’innovation en transformation métallique au Québec (“CRITM”) for a total of $500. The purpose of this grant is to support the development of a versatile next-generation active anode material that meets the highest performance standards without sacrificing production yield.  As at December 31, 2025, the balance of grants receivable related to this program is $110 ($60 in 2024).

The remaining $41 grants receivable as at December 31, 2025 is composed of various other grant programs and the Company has reasonable assurance that it will continue to comply with the conditions associated with these grants.

Deferred Grants

As at December 31, 2025, the Company has $185 ($785 in 2024) recorded as deferred grants in current liabilities in connection with the TEQ program related to the Coating Demonstration Plant in Saint-Michel-des-Saints.

12.LEASE LIABILITIES

	December 31, 2025	December 31, 2024
	$	$
Opening balance	1,710	2,087
New liabilities and modifications of leases	593	80
Principal repayment	(627)	(457)
Ending balance	1,676	1,710
Current portion	569	470
Non-current portion	1,107	1,240

The Company elected not to apply the IFRS 16 leases requirement for its leases with terms of 12 months or less and the leases for which the underlying asset is of low value. A total of $404 was expensed in the statement of loss and comprehensive loss for the year ended December 31, 2025 in connection with these exemptions ($590 in 2024).

During the year, new lease liabilities were discounted using an average incremental borrowing rate of 6.25% (5.90% in 2024).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

13.BORROWINGS

	December 31, 2025	December 31, 2024
	$	$
Opening balance	1,014	1,758
Principal repayment	(250)	(744)
Ending balance	764	1,014
Current portion	265	250
Non-current portion	499	764

On January 29, 2021, the Company financed the purchase of a land located in Bécancour, Québec, through a financing agreement with the vendor, for a total of $1,137. The financed portion bears interest at 8% per annum and shall be repaid by December 2025. The Company exercised its option to repay the remaining principal balance without penalty in April 2024

During March 2021, the Company received $1,350 as part of a repayable contribution agreement with the Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and is repayable in 60 equal monthly installments starting October 2023. The loan was measured at the present value of all future payments discounted using a 5.50% interest rate, thus resulting in a loan valued at $1,025. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $325. Also, during December 2021, the Company received the remaining $150, which was measured at the present value using the same interest rate, thus resulting in a loan valued at $119. The difference between the carrying value of the contribution and the discounted loan value was recognized as a grant of $31.

14.CONVERTIBLE NOTES

Convertible Notes – Original Terms:

	Host (amortized cost)	Derivative (FVTPL)	Deferred amount	Total
	$	$	$	$
Issuance [1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	5,082	—	—	5,082
Fair value adjustment	—	(8,049)	—	(8,049)
Amortization	—	—	1,453	1,453
Foreign exchange	(1,275)	(163)	32	(1,406)
Balance as of December 31, 2023	53,624	1,169	(1,169)	53,624
Interest accretion	3,044	—	—	3,044
Fair value adjustment	—	(1,191)	—	(1,191)
Amortization	—	—	1,191	1,191
Foreign exchange	2,710	30	(30)	2,710
Settlement	(43,138)	—	—	(43,138)
Balance as of December 31, 2024	16,240	8	(8)	16,240
Interest accretion	1,696	—	—	1,696
Fair value adjustment	—	(8)	—	(8)
Amortization [2]	—	—	8	8
Foreign exchange	(441)	—	—	(441)
Settlement	(17,495)	—	—	(17,495)
Balance as of December 31, 2025	—	—	—	—

[1]Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

[2]The amortization for the year ended December 31, 2025 includes an additional amount of $7 to prevent the net amount of the Derivative and the Deferred amount components from representing a negative amount.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui & Co., Ltd (“Mitsui”), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec (“IQ”). The

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the exchange’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSX’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSX market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

The Notes represented a hybrid financial instrument with multiple embedded derivatives requiring separation. The debt host portion (the “Host”) of the instrument is classified at amortized cost, whereas the aggregate conversion and prepayment options (the “Embedded Derivatives”) are classified at fair value through profit and loss (FVTPL).

The fair value of the Notes at inception were estimated at $77.7 million (US$57.8 million) and determined using a Binomial valuation model which required the use of significant unobservable inputs. The Company identified a difference between the transaction price and the fair value of $10.5 million (US$7.8 million). The difference has been allocated on a pro-rata basis to the Host and the Embedded Derivatives based on their relative estimated fair values. The portion allocated to the Host has been integrated in its initial carrying amount. The Company believes that time value is an important factor in the estimation of the Embedded Derivatives’ fair value. Therefore, the unrecognized deferred amount attributed thereto is recognized on a straight-line basis in the statement of loss and comprehensive loss over the estimated life of the combined conversion option and underlying warrants.

On May 2, 2024, the Company closed a private placement with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022, as amended and restated effective January 1, 2023. The Company issued 12,500,000 Common Shares and 12,500,000 Warrants to Mitsui and 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst in exchange for their convertible notes totalling US$37.5 million. Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, the Company issued 1,579,043 Common Shares that had been reserved for issuance in connection with the interest calculated between November 8, 2022, and February 14, 2024, date on which the subscription agreement was concluded.

Convertible Notes – Amendment dated October 27, 2025:

	Host (amortized cost)	Derivative (FVTPL)	Total
	$	$	$
Issuance	16,844	651	17,495
Interest accretion	102	—	102
Fair value adjustment	—	(286)	(286)
Settlement	—	—	—
Foreign exchange	(350)	(13)	(363)
Balance as of December 31, 2025	16,596	352	16,948

On October 27, 2025, the Company reached an agreement with Investissement Québec to extend the maturity date of their Convertible Note from November 8, 2025 to November 8, 2026. In consideration for the extension, the terms of the Notes were amended as follows:

-	The interest rate was increased from the greater of 7% or 3-month CME Term SOFR + 5% to the greater of 7% or 3-month CME Term SOFR + 7%, effective November 9, 2025; and

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

-	The Company’s discretionary repurchase option was retained; however, the previous interest-related redemption clause (Redemption Premium Forward Rate – 7% and Redemption Premium Backward Rate – 12%) was removed. It was replaced with a new provision allowing the Company to redeem the Notes at any time up to maturity for the principal amount plus any unpaid accrued interest.

Because the amendment occurred shortly before the original maturity date of November 8, 2025 and represented a renegotiation of the terms, the transaction was accounted for as an extinguishment of the original liability and the issuance of a new financial liability in accordance with IFRS 9. No additional costs were incurred in connection with the amendment.

For the year ended December 31, 2025, the interest coupon totalled an aggregate amount of $1,677 (US$1,200) ($2,405 (US$1,764) for the year ended December 31, 2024). The Company elected to pay the interest coupon with 611,035 common shares (944,557 for the year ended December 31, 2024). In connection with the private placement with Mitsui and Pallinghurst, which closed on May 2, 2024, 232,191 shares were issued, and the remaining 712,366 common shares will be issued at maturity or upon conversion of the Investissement Québec Note. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative. Amounts are expressed in thousands of dollars.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2024	possible change	(Derivative liability)	December 31, 2025	possible change	(Derivative liability)
Observable inputs
Share price	US$1.59	+/- 10%	+12/-5	US$2.48	+/- 10%	+29/-114
Foreign Exchange rate	1.44	+/-5%	+/-0	1.37	+/-5%	+/-18
Unobservable inputs
Expected volatility	47.3%	+/- 10%	+10/-5	59.9%	+/- 10%	+21/-109
Credit spread	3.0%	+/-5%	+0/0	11.1%	+/-5%	+47/-72

[1]Holding all other variables constant.

15.DERIVATIVE WARRANT LIABILITY

Total
$
Issuance	40,151
Fair value adjustment	(24,900)
Foreign exchange	338
Balance as of December 31, 2024	15,589
Fair value adjustment	64,723
Settlement	(16,151)
Foreign exchange	(1,204)
Balance as of December 31, 2025	62,957

Private placement with GM and Panasonic:

On February 28, 2024, the Company completed a private placement with General Motors holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”). Each party subscribed for 12,500,000 Common Shares and 12,500,000 Warrants. The 25,000,000 Common Shares and Warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The Warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at the latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $25.8M (US$19M). The residual balance of $42.1M (US$31M) was then allocated to the equity component (common shares issued). The transaction costs of $2.6M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

In October 2025, GM provided the Company with a termination notice indicating that, effective November 30, 2025, it was terminating both the Subscription Agreement and the Supply Agreement. The termination resulted in the derecognition of GM’s derivative warrant liability and a gain of $16,151 (US$11,554) recognized in the consolidated statement of loss related to the settlement of the derivative warrant liability.

Private placement with Mitsui and Pallinghurst:

On May 2, 2024, the Company completed a private placement, with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst for a total value of US$37.5 million. For more details on the transaction, refer to Note 15 – Convertible Notes.

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on May 2, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $11.1M (US$8.1M). The residual balance of $40.3M (US$29.4M) was then allocated to the equity component (common shares issued). The transaction costs of $1.5M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

Private placement with IQ and CGF:

On December 20, 2024, the Company completed a private placement, with Canada Growth Fund (“CGF”) and IQ. Each party subscribed for 19,841,269 Common Shares and 19,841,269 Warrants. The 39,682,538 Common Shares and Warrants were issued for aggregate gross proceeds of $71.2 million (US$50 million).

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on December 20, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $3.3M (US$2.3M). The residual balance of $67.9M (US$47.7M) was then allocated to the equity component (common shares issued). The transaction costs of $730 were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

Significant Inputs and Assumptions used in the Valuation:

All of the derivative warrants liability are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”). The fair value of the derivative warrant liability was determined based on the estimated timing of exercise for each warrant. Pallinghurst, IQ and CGF warrants are expected to be exercised upon the Matawinie Mine FID, while the Panasonic and Mitsui warrants are expected to be exercised upon the Active Anode Material (“AAM”) FID.

The following assumptions were used to estimate the fair value of the derivative warrant liability:

		December 31, 2025
	FID - Matawinie Mine	FID - Active anode material
Number of Warrants	45,932,538	25,000,000
Risk-Free Interest Rate	3.67%	3.54%
Expected Volatility	98%	98%
Stock Price at Valuation Date	US$2.48	US$2.48
Exercise Price	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.53	US$0.87

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

December 31, 2024
Combined FID - Matawinie Mine & Active anode material
Number of Warrants	83,432,538
Risk-Free Interest Rate	4.20%
Expected Volatility	59%
Stock Price at Valuation Date	US$1.59
Exercise Price	US$2.38
Average Fair Value per Warrant	US$0.13

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in the following change in the fair value of the warrants:

		December 31, 2025
	FID - Matawinie Mine	FID - Active anode material
	$	$
10% increase in volatility	2,840	2,503
10% decrease in volatility	(2,854)	(2,547)

December 31, 2024
$
10% increase in volatility	3,537
10% decrease in volatility	(3,373)

The Warrants could potentially dilute earnings (loss) per share in the future; however, they were not included in the calculation of diluted earnings (loss) per share because they were antidilutive for the periods presented.

16.ASSET RETIREMENT OBLIGATION

	December 31, 2025	December 31, 2024
	$	$
Opening balance	1,463	987
Increase due to reassessment of the rehabilitation obligation	87	514
Effect of change in discount rate	(62)	(56)
Accretion expense	96	18
Ending balance	1,584	1,463

The accretion of the rehabilitation obligation was evaluated as the amount of the expenditure required to settle the present obligation at the end of the reporting period, discounted by the number of years between the reporting date and the rehabilitation date using a discount rate. The liabilities accrete to their future value until the obligations are due. The Company has two rehabilitation obligations on the Matawinie site: the commercial site, which will need to be rehabilitated at the end of the life of the mine, and the demonstration site, which is expected to be rehabilitated before the start of commercial operations. The discount rate used for the commercial site is 5.99% (5.43% in 2024), and the discount rate used for the demonstration site is 6.35% (6.81% in 2024). The undiscounted amounts related to the rehabilitation obligation are estimated at $1,243 and $1,397, respectively, as of December 31, 2025.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

17.EQUITY

17.1 SHARE CAPITAL

Authorized Share Capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the Year ended	For the year ended
	December 31, 2025	December 31, 2024
Shares issued at the start of the period	152,261,189	60,903,898
Shares issued from offering	8,333,334	—
Shares issued - Lac Guéret Property acquisition (Note 18)	—	6,208,210
Shares issued from Private Placements (Note 15)	—	83,432,538
Options exercised (Note 17.2)	167,016	137,500
Settlement of interest on Convertible Notes (Note 14)	—	1,579,043
Shares issued at the end of period	160,761,539	152,261,189

On December 19, 2025, the Company completed a public equity offering, issuing 8,333,334 common shares at a price of US$2.40 per share for gross proceeds of $27,563 (US$20,000). The Company incurred transaction costs of $2,764, which included broker fees equal to 7% of the gross proceeds.

17.2 SHARE-BASED PAYMENTS

The Company maintains various share-based compensation incentives governed by the omnibus equity incentive plan available to eligible directors, officers, employees, and consultants, as determined by the Board of Directors. The objective of the Omnibus Equity Incentive Plan is to enhance the Company’s ability to attract and retain talented personnel, while aligning their interests with those of the Company’s shareholders. Under the Omnibus Equity Incentive Plan, the Company may grant Stock Option Awards, Restricted Share Unit (RSU) Awards, Performance Share Unit (PSU) Awards, and Deferred Share Unit (DSU) Awards. The Omnibus Equity Incentive Plan stipulates that the total number of share-based payments under this Plan shall not exceed 15% of the Company’s total issued and outstanding shares, with a maximum of 7.5% allocated to RSUs, PSUs, and DSUs, and a maximum of 7.5% allocated to Stock Options.

A summary of the share-based payments expense is detailed as follows:

	For the Year ended	For the year ended
	December 31, 2025	December 31, 2024
Stock option	4,917	4,291
RSU	1	—
PSU	10	—
	4,928	4,291

During the year ended December 31, 2025, the Company capitalized $483 of share-based payment expenses in property plant and equipment, under the category mine under construction ($361 for the year ended December 31, 2024).

Stock options

The Company’s share options are as follows:

	For the Year ended December 31, 2025		For the year ended December 31, 2024
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	Stock Options	$	Stock Options	$
Opening balance	7,994,500	4.90	4,908,548	6.79
Granted	2,052,500	2.18	4,317,500	3.07
Exercised	(510,000)	1.98	(137,500)	2.35
Expired	(1,574,000)	4.26	(346,000)	6.64
Forfeited	(272,250)	2.47	(295,000)	3.51
Cancelled	—	—	(453,048)	8.20
Ending balance	7,690,750	4.59	7,994,500	4.90
Options that can be exercised	3,845,750	6.53	3,174,750	7.30

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

During the third quarter, the Company issued 139,516 common shares pursuant to the exercise of 482,500 stock options under its Omnibus Equity Incentive Plan. In accordance with the plan’s net settlement feature, the transaction was cashless for the option holders, who received the net number of shares after the Company withheld a portion to cover the exercise price and applicable tax withholding obligations.

The weighted average share price at the time of exercise for 2025 was $1.98 ($2.35 in 2024).

The details of the share options granted by the Company are as follows for the years ended December 31, 2025 and 2024:

	For the Year ended	For the year ended
	December 31, 2025	December 31, 2024
Directors	262,500	262,500
Officers	600,000	2,200,000
Employees	1,190,000	1,705,000
Consultants	—	150,000
Total granted share options	2,052,500	4,317,500

The vesting period for the options granted during the year ended December 31, 2025 occurs in two annual tranches. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $2.18 ($3.07 for 2024) per common share, for a period of 5 years (5 years in 2024). Total expenses arising from share-based transactions recognized during the year amount to $4,928 ($4,291 in 2024) out of which $483 ($361 in 2024) have been capitalized in property, plant and equipment.

The Company’s stock options include grants made to key employees in 2024 that vest upon the achievement of FID, with a portion vesting upon the Matawinie Mine FID and a portion vesting upon the AAM FID, subject to certain conditions.

The weighted average fair value of the share options granted were estimated using the Black-Scholes option pricing model based on the following average assumptions:

	2025	2024
Share price at date of grant	$2.18	$3.07
Expected life	5 Years	5 years
Risk-free interest rate	2.60%	3.51%
Expected volatility	80.14%	80.79%
Expected dividend	nil	nil
Fair value per option	$1.42	$2.04

The expected annualized volatility was based on historical data for the Company. The fair value of the share options is amortized over the vesting period, considering expected forfeitures. The strike price of share options issued are exercisable at the share’s closing price on the last trading day prior to the grant.

			December 31, 2025
			Weighted average
			exercise price
Expiration date	Total number	Total exercisable	$
2026	405,000	405,000	16.19
2027	1,132,000	1,132,000	8.08
2028	1,402,500	1,402,500	4.76
2029	2,881,250	906,250	3.06
2030	1,870,000	—	2.18
Ending balance	7,690,750	3,845,750	4.59

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Restricted share units

The Company’s RSU are as follows:

	For the Year ended December 31, 2025		For the year ended December 31, 2024
		Weighted average		Weighted average
		share price		share price
	Number of RSUs	$	Number of RSUs	$
Opening balance	—	—	—	—
Granted	197,342	3.42	—	—
Ending balance	197,342	3.42	—	—
Vested - end of the year	—	—	—	—

During the year ended December 31, 2025, 197,342 RSUs were granted to key management personnel. They will vest annually in three equal tranches from the date of grant.

Performance share units

The Company assesses each reporting period if performance criteria on share-based units will be achieved in measuring the share-based payments. The actual share-based payment and the period over which the expense is being recognized may vary from the estimate.

The Company’s PSU are as follows:

	For the Year ended December 31, 2025		For the year ended December 31, 2024
		Weighted average		Weighted average
		share price		share price
	Number of PSUs	$	Number of PSUs	$
Opening balance	—	—	—	—
Granted	394,658	3.42	—	—
Ending balance	394,658	3.42	—	—
Vested - end of the year	—	—	—	—

During the year ended December 31, 2025, 394,658 PSUs were granted to key management personnel. The PSUs vest upon the achievement of FID, with a portion vesting upon the Matawinie Mine FID and a portion vesting upon the AAM FID.

18.MINING PROJECTS EXPENSES

		For the years ended
	December 31, 2025	December 31, 2024
	$	$
Wages and benefits	4,941	3,934
Share-based compensation	874	648
Engineering	36	-
Consulting fees	128	164
Materials, consumables, and supplies	723	623
Maintenance and subcontracting	797	587
Geology and drilling	35	-
Utilities	332	362
Depreciation and amortization	316	254
Other	226	285
Uatnan Mining Project - Exploration and evaluation expenses	37	18,681
Grants	(5)	(29)
Tax credits	(490)	(455)
Mining projects expenses	7,950	25,054

On January 31, 2024, the Company completed the acquisition of the Lac Guéret property with Mason Resources Inc (“Mason”) through an asset acquisition agreement consisting mainly of 74 map-designated claims. The consideration for the asset acquisition was paid with 6,208,210 common shares of the Company, at $3.00 per share, representing a total aggregated amount of $18.6 million. The Company performed the concentration test and concluded that the acquisition represents an asset acquisition and not a business acquisition, since substantially all the fair value of the gross

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Mining rights are specifically excluded from the scope of IAS 16, therefore, the Company applied IFRS 6. Since the Company’s accounting policy for Exploration and Evaluation activities under IFRS 6 is to classify expenditures in the consolidated statement of loss and comprehensive loss, $18.6 million was expensed under the category “Uatnan Mining Project”. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project, which will be recorded in the event that commercial production of the Uatnan project occurs.

19.BATTERY MATERIAL PLANT PROJECT EXPENSES

		For the years ended
	December 31, 2025	December 31, 2024
	$	$
Wages and benefits	4,357	5,696
Share-based compensation	506	411
Engineering	11,732	17,998
Consulting fees	533	824
Materials, consumables, and supplies	909	2,066
Maintenance and subcontracting	1,441	2,228
Utilities	248	455
Depreciation and amortization	6,880	8,634
Other	344	344
Grants	(1,293)	(476)
Tax credits	(590)	(1,069)
Battery Material Plant project expenses	25,067	37,111

The Battery Material Plant project expenses relate mainly to the shaping, the purification, and the coating demonstration plants and engineering costs incurred to support the development of the Phase-2 Bécancour Battery Material Plant.

20.GENERAL AND ADMINISTRATIVE EXPENSES

		For the years ended
	December 31, 2025	December 31, 2024
	$	$
Wages and benefits	7,810	7,324
Share-based compensation	3,064	2,871
Professional fees	4,358	3,176
Consulting fees	3,179	2,493
Travelling, representation and convention	963	1,084
Office and administration	6,333	5,370
Stock exchange, authorities, and communication	741	492
Depreciation and amortization	147	205
Loss on write-off/disposal of property, plant and equipment	-	1,098
Other financial fees	74	50
Grants	-	(46)
General and administrative expenses	26,669	24,117

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

21.NET FINANCIAL COSTS (INCOME)

		For the years ended
	December 31, 2025	December 31, 2024
	$	$
Foreign exchange loss (gain)	(1,541)	2,670
Interest income	(3,038)	(3,611)
Interest expense on lease liabilities	9	14
Change in fair value - Listed shares	(125)	750
Change in fair value - Embedded derivative and deferred amount amortization	(286)	-
Change in fair value - Derivative warrant liability	64,723	(24,900)
Interest and accretion on borrowings and notes	1,500	4,132
Loss on convertible notes settlement	-	7,548
Gain on Derivative warrant liability settlement	(16,151)	-
Net financial costs (income)	45,091	(13,397)

22.INCOME TAXES

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial statutory income tax rate of 26,5% (26.5% in 2024) to loss before income tax as a result of the following:

	December 31, 2025	December 31, 2024
	$	$
Income (loss) before tax	(104,777)	(72,885)
Tax recovery computed at applicable statutory tax rate	26.50%	26.50%
Tax expense (recovery) at combined statutory rate	(27,766)	(19,315)
Increase (decrease) in income taxes resulting from:
Temporary difference not recorded	14,253	11,372
Share-based payments	1,178	1,041
Non-deductible expenses	(506)	450
Loss from revaluation of Derivative warrant liability	17,152	6,599
Gain from Derivative warrant liability settlement	(4,280)	—
Mining royalties	400	400
Non-taxable mining duties	(31)	(143)
Other	—	(4)
Income tax	400	400
Composition of deferred income taxes in the income statement:
Taxes payable	400	400
Income tax	400	400

As at December 31, 2025, temporary differences for which the Company has recognized deferred tax assets and liabilities are as follows:

		Recognized in the	Recognized in other	Recognized in
	Opening balance	net earnings	comprehensive income	Equity	Closing balance
Property, plant and equipment and Intangible assets	(6,391)	4,680	—	—	(1,711)
Right-of-use assets	(1,505)	(46)	—	—	(1,551)
Unrealized foreign exchange gain on convertibles notes	—	—	—	—	—
Convertible notes	—	—	—	—	—
Exploration and evaluation expenses	7,896	(4,634)	—	—	3,262

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2025 and 2024, temporary differences and unused tax losses for which the Company has not recognized deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
	$	$
FEDERAL
Exploration and evaluation expenses	124,151	105,607
Property and equipment	(1,709)	(6,385)
Equity investment	2,696	2,821
Asset retirement obligation	1,584	1,462
Share issue expenses	6,135	6,939
Research and development expenses	34,304	27,930
Non-capital losses	175,303	100,290
Capital losses	1,657	964
Unrealized foreign exchange loss on convertible notes	(361)	1,185
Convertible notes	5,337	2,262
Right-of-use assets	(1,550)	(1,504)
Lease liabilities	1,677	1,710
Others	26	23
	349,250	243,304
PROVINCIAL
Exploration and evaluation expenses	120,995	102,451
Property and equipment	(1,710)	(6,385)
Equity investment	2,696	2,821
Asset retirement obligation	1,584	1,462
Share issue expenses	6,135	6,939
Research and development expenses	44,732	36,403
Non-capital losses	169,607	96,643
Capital losses	1,657	964
Unrealized foreign exchange loss on convertible notes	(361)	1,185
Convertible notes	5,337	2,262
Right-of-use assets	(1,550)	(1,504)
Lease liabilities	1,677	1,710
Others	26	23
	350,825	244,974

The ability to realize the tax benefits is dependent upon several factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

As at December 31, 2025, the Company’s accumulated non-capital losses for tax purposes which can be used to reduce taxable income in future years as follows:

Year incurred	Expiration date	Federal	Provincial
2025	2045	47,994	47,994
2024	2044	27,084	25,035
2023	2043	29,182	27,557
2022	2042	24,043	23,392
2021	2041	19,469	18,562
2020	2040	10,836	10,546
2019	2039	5,381	5,457
2018	2038	4,137	4,044
2017	2037	2,526	2,578
2016	2036	1,544	1,399
2015	2035	873	844
2014	2034	662	644
2013	2033	747	738
2012	2032	765	757
2011	2031	61	59

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

The Company has investment tax credit carryovers of $7,090 ($5,789 in 2024) that expire between 2036 and 2045, which are available to reduce income taxes payables in future years.

The Company accumulated capital losses for tax purposes of $1,657 ($964 in 2024) which can be used to reduce capital gains in future years.

23.ADDITIONAL CASH FLOW INFORMATION

		For the Year Ended
		December 31, 2025	December 31, 2024
		$	$
Grants receivable and other current assets	11	125	220
Deferred grants	11	(72)	(470)
Mining tax credits		1,388	(414)
Sales taxes receivable		728	(595)
Prepaid expenses		(57)	1,168
Restricted cash and deposits		2,681	(3,298)
Accounts payable and other	10	(1,635)	1,884
Total net change in working capital		3,158	(1,505)

Other Cash Flow Information
Tax credits received		2,479	1,110
Interest paid		50	73

Non-cash financing activities
Share issue costs included in accounts payable and accrued liabilities		655	689

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the Year Ended
	December 31, 2025	December 31, 2024
	$	$
Additions of property, plant and equipment as per note 8	14,702	18,279
Non-cash decrease (increase) of the asset rehabilitation obligation	(25)	(458)
Borrowing costs included in Mine under construction	(2,122)	(2,079)
Share-based compensation capitalized (non-cash)	(483)	(361)
Grants recognized	1,888	21
Grants received	(1,721)	(125)
Accounts payable variation related to property, plant and equipment	1,439	(1,222)
Net cash flow used in investing activities - purchase of property, plant and equipment	13,678	14,055

24.RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the Year Ended
	December 31, 2025	December 31, 2024
	$	$
Key management compensation
Wages and short-term benefits	1,793	2,189
Share-based payments	2,658	1,839
Board fees	868	897

In accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Severance

The Company has commitments under certain employment agreements. Minimum commitments under these contracts are approximately $4,112 ($2,785 in 2024). These contracts require additional minimum payments of approximately $5,843 ($5,644 in 2024) to be made upon the occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

25.INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity, borrowings, leases and convertible notes which totals $99,236 as at December 31, 2025 ($172,621 in 2024).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration, evaluation and development of mineral properties and the Battery Material Plant project. It manages its capital structure and adjusts based on economic conditions and risk characteristics of underlying assets. The Company is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest are in the development stage; as such, the Company is dependent on external financing to fund its activities. To carry out the planned development and pay for administrative costs, the Company will spend its existing working capital and raise additional financing as needed.

26.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

CLASSIFICATION AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the profit or loss or in other comprehensive income. These categories are financial assets and financial liabilities at FVTPL, financial assets at amortized cost, and financial liabilities at amortized cost. The following tables show the carrying values and the fair value of assets and liabilities for each of these categories.

		As at December 31, 2025
		At fair value through
		profit or loss	Amortized cost	Total
		$	$	$
FINANCIAL ASSETS
Cash and cash equivalents	6	—	73,940	73,940
Other receivables (excluding grants)		—	113	113
Restricted cash and deposits		—	670	670
Investments – Listed shares	7	450	—	450
Total financial assets		450	74,723	75,173

FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	10	—	10,482	10,482
Borrowings	13	—	764	764
Convertible Notes	14	352	16,596	16,948
Derivative warrant liability	15	62,957	—	62,957
Total financial liabilities		63,309	27,842	91,151

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

		As at December 31, 2024
		At fair value through
		profit or loss	Amortized cost	Total
		$	$	$
FINANCIAL ASSETS
Cash and cash equivalents	6	—	106,296	106,296
Other receivables (excluding grants)		—	124	124
Restricted cash and deposits		—	3,351	3,351
Investments – Listed shares	7	325	—	325
Total financial assets		325	109,771	110,096

FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	10	—	13,642	13,642
Borrowings	13	—	1,014	1,014
Convertible Notes	14	—	16,240	16,240
Derivative warrant liability	15	15,589	—	15,589
Total financial liabilities		15,589	30,896	46,485

FINANCIAL RISKS

Fair Value

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, restricted cash, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $16,551 (US$12,076) as at December 31, 2025 ($17,908 and US$12,446 as at December 31, 2024) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

	As at December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	450	—	—	450
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 14)	—	—	352	352
Warrants (note 15)	—	—	62,957	62,957

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	325	—	—	325
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 14)	—	—	—	—
Warrants (note 15)	—	—	15,589	15,589

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2025 (none in 2024).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

Liquidity Risk

Liquidity risk is the risk that the Company encounters difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS Accounting Standards applicable to a going concern (see note 1).

As at December 31, 2025, all of the Company’s short-term liabilities totalled $91,406 ($46,976 in 2024). These liabilities have contractual maturities of less than one year and are subject to normal trade terms, except for the Derivative warrants liability, which are recorded in short-term liabilities due to their conversion features. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

	As at December 31, 2025
	Carrying	Contractual	Year	Year	2028 and
	amount	cash flow	2026	2027	Onward
Accounts payable and other	10,482	10,482	10,482	—	—
Lease liabilities	1,676	1,870	649	440	781
Borrowings	764	825	300	300	225
Convertible Notes – Host[i]	16,948	17,133	17,133	—	—

[i]The Convertible Notes are translated at the spot rate as of December 31, 2025

The Company has one variable lease agreement that is indexed to the consumer price index, on March 31 of each year.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to cash and cash equivalents and receivables. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks and guaranteed deposits in credit unions.

Currency Risk

Foreign currency risk is the risk that the Company’s financial performance could be affected by fluctuations in the exchange rates between currencies. Some of the Company’s expenditures are denominated in U.S dollars and, the Company holds cash balances denominated in U.S dollars. Also, the convertible notes and the Derivative warrant liability are denominated in U.S dollars. As such, the Company is exposed to gains or losses on foreign exchange revaluation.

Currently, the Company has no hedging contracts in place and therefore is exposed to the foreign exchange rate fluctuations. Changes in the value of the U.S. dollar relative to the Canadian dollar would impact the Company’s net income and cash flows, either positively or negatively, depending on the Company’s net monetary exposure in U.S. dollars.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2025 and 2024, the balances in U.S. dollars held by the Company were as follows:

	As at December 31, 2025	As at December 31, 2024
	$	$
Cash and cash equivalents in U.S. dollars	19,650	7,059
Trade payable and accrued liabilities in U.S. dollars	(2,018)	(627)
Convertible notes – Host in U.S. dollars	(12,109)	(11,287)
Net exposure, in U.S. dollars	5,523	(4,855)
Equivalent in Canadian dollars	7,570	(6,985)

Increase (decrease) in net loss with a 5% appreciation in the U.S. dollar	(378)	349
Decrease (increase) in net loss with a 5% depreciation in the U.S. dollar	378	(349)

See note 14 for the Embedded Derivatives and note 15 for the Derivative warrant liability.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company is exposed to interest rate risk primarily on its convertible notes bearing interest at variable rates and does not take any particular measures to protect itself against fluctuations in interest rates. With the exception of the convertible notes, the Company’s financial assets and financial liabilities are not significantly exposed to interest rate risk because either they are short-term in nature or because they are non-interest bearing.

The convertible notes bear a quarterly coupon interest payment of the greater between the 3-month CME Term SOFR plus 7% and 7%. Based on the balance of the convertible notes as at December 31, 2025, the impact of a 1% shift in interest rate, on net financial expenses over a 12-month horizon would amount to approximately $175 (US$128) ($250 (US$174) in 2024).

27.ADDITIONAL SEGMENT INFORMATION

	December 31, 2025
	Mining projects	Battery Material	Corporate	Total
		Plant project
Total property, plant and equipment	77,990	5,279	2,157	85,426
Total liabilities	5,790	3,392	85,414	94,596

	December 31, 2024
	Mining projects	Battery Material	Corporate	Total
		Plant project
Total property, plant and equipment	62,740	12,880	2,046	77,666
Total liabilities	7,222	6,726	36,495	50,443

28.COMMITMENTS

The Company’s future minimum payments of commitments as at December 31, 2025 are as follows:

Total
Commercial projects long-lead item obligations	2,824
Balance as at December 31, 2025	2,824

Royalty

On August 28, 2020, the Company issued a 3% NSR to Pallinghurst for an aggregate purchase price of $4,306. The NSR applies to both the first transformation proceeds of the Matawinie Mine and the second transformation proceeds, less allowable deductions, of the Battery Material Plant. The Royalty agreement was subject to a 1% buyback right in favor of the Company, which the Company exercised in August 2024 to repurchase 1% of the 3% NSR. For more details on the transaction, refer to Note 8 – Property, Plant, and Equipment. As of December 31, 2025, the remaining 2% NSR is still in effect.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts)

Collaboration and Sharing of Benefits

On January 23, 2020, the Company signed a benefit-sharing agreement with the municipality of Saint-Michel-des-Saints as part of the Matawinie Property. Through this agreement and throughout the mine’s commercial operating life, the Company will contribute up to 2% of its net future positive cash flow after taxes to the municipality, subject to a minimum payment of $400, annually.

Impact and benefits agreement

In December 2024, the Company entered into an impact and benefits agreement with the Atikamekw Nehirowisiw First Nation of Manawan (the “Atikamekw”). The agreement includes provisions for the Atikamekw to take part in the project’s environmental management and monitoring, the implementation of adapted and preferential training and employability measures, the promotion of business opportunities during the mine’s construction and operations, as well as the recognition of Atikamekw culture and the inclusion of cultural safety measures. The agreement also includes a mechanism by which the Atikamekw will benefit financially from the success of the project on a long-term basis, consistent with the mining industry’s best practices for engagement with First Nations communities.

Non-profit Contribution

In August 2024, the Company entered into an agreement with Espace Nature Haute-Matawinie ("Espace Nature"), a non-profit organization. The agreement includes milestone payments up to a total of $1,206, payable in three installments, which can be reduced by any additional private financing obtained by NMG for Espace Nature. In May 2025, the agreement was amended to revise the milestone payments to a total of $1,000, payable in three installments. As at December 31, 2025, the remaining installment balance was $200.

29.SUBSEQUENT EVENTS

In March 2026, in preparation for its commercial Phase 2, the Company has acquired the brownfield site and industrial facilities adjacent to its greenfield site in Bécancour, Québec, for a total consideration of $2,000.